Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 6 DATED DECEMBER 4, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 27, 2025

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 27, 2025 (as supplemented, the “Offering Circular”). Except as described herein, the Offering Circular remains unchanged and continues in full force and effect. The information in this supplement updates and supersedes any inconsistent information contained in the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Explanatory Note

The purpose of this supplement is to:

●	update the status of our Second Follow-on Offering (as defined below);
●	update our plan of operation;
●	update our management compensation; and
●	update the description of our management to reflect a recent change in its composition.

Status of Our Second Follow-on Offering

On August 21, 2024, we commenced our second follow-on offering pursuant to Regulation A (the “Second Follow-on Offering”), pursuant to which we are currently offering up to $73,363,213 of shares of our common stock (comprised of $70,653,543 of shares in our primary offering and $2,709,670 of shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A). As of October 31, 2025, we had raised aggregate gross offering proceeds of approximately $66,315,000 and had issued an aggregate of approximately 6,413,000 shares of our common stock in our Offerings, which have been purchased by approximately 3,600 unique investors. Effective as of July 11, 2025, our Manager temporarily paused acceptance of new subscriptions in connection with the Second Follow-on Offering.

In addition, as of the date of this supplement, we have received requests for the repurchase of shares of our common stock in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to (a) 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year, and (b) 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. In accordance with our share repurchase program, any such share repurchase requests will be honored on a pro rata basis. For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Capital Stock—Quarterly Share Repurchase Program.”

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

FedEx Ground KY – Louisville, Kentucky

As previously disclosed, on September 17, 2025, we acquired a $4,500,000 joint-venture limited partnership equity investment (the “FedEx Ground KY Equity Investment”) in a special purpose entity in connection with the acquisition of a 2015-built, 303,369 square-foot industrial building located in Louisville, Kentucky (the “FedEx Ground KY Property”).

The Wideman Company, LLC (“Wideman”), an affiliate of our manager, RM Adviser, LLC (the “Manager”) serves as the sponsor of this transaction. The special purpose entity is managed by an affiliate of Wideman, and affiliates of Wideman are entitled to certain fees in connection with this transaction.

As stated previously, an affiliate of Wideman is entitled to certain fees in connection with this transaction. The following fees have been or will be paid to such affiliate by the special purpose entity and not by us: (i) an acquisition fee equal to 2.0% of the FedEx Ground KY Property’s purchase price (and such amount will be invested by such affiliate as a capital contribution in the FedEx Ground KY Equity Investment); (ii) an asset management fee equal to 1.5% of the aggregate annual effective gross rents generated from the FedEx Ground KY Property that will be paid monthly; and (iii) a property management fee equal to 2.0% of the aggregate annual effective gross rents generated from the FedEx Ground KY Property that will be paid monthly.

In addition, an affiliate of Wideman will also be entitled to a promoted interest in amounts equal to 30% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with our Manager, including Christopher Wideman, our Manager’s chief executive officer and president. We will not be entitled to any such promoted interest.

Wideman has also made a direct co-investment of $1,944,806 in connection with the acquisition of the FedEx Ground KY Property and will be entitled to certain rights and fees in connection with such co-investment. As a result of any conflicts of interest associated with such co-investment, Christopher Wideman of Wideman will not participate in any determinations made on behalf of the company with respect to the equity investment.

FedEx Ground TN – Chattanooga, Tennessee

As previously disclosed, on September 17, 2025, we acquired a $4,500,000 joint-venture limited partnership equity investment (the “FedEx Ground TN Equity Investment”) in a special purpose entity in connection with the acquisition of a 2017-built, 236,976 square-foot industrial building located in Chattanooga, Tennessee (the “FedEx Ground TN Property”).

Wideman, an affiliate of our Manager, serves as the sponsor of this transaction. The special purpose entity is managed by an affiliate of Wideman, and affiliates of Wideman are entitled to certain fees in connection with this transaction.

As stated previously, an affiliate of Wideman is entitled to certain fees in connection with this transaction. The following fees have been or will be paid to such affiliate by the special purpose entity and not by us: (i) an acquisition fee equal to 2.0% of the FedEx Ground TN Property’s purchase price (and such amount will be invested by such affiliate as a capital contribution in the FedEx Ground TN Equity Investment); (ii) an asset management fee equal to 1.5% of the aggregate annual effective gross rents generated from the FedEx Ground TN Property that will be paid monthly; and (iii) a property management fee equal to 2.0% of the aggregate annual effective gross rents generated from the FedEx Ground TN Property that will be paid monthly.

In addition, an affiliate of Wideman will also be entitled to a promoted interest in amounts equal to 30% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with our Manager, including Christopher Wideman, our Manager’s chief executive officer and president. We will not be entitled to any such promoted interest.

Wideman has also made a direct co-investment of $1,605,194 in connection with the acquisition of the FedEx Ground TN Property and will be entitled to certain rights and fees in connection with such co-investment. As a result of any conflicts of interest associated with such co-investment, Christopher Wideman of Wideman will not participate in any determinations made on behalf of the company with respect to the equity investment.

Management Compensation

The following information supplements the section of our Offering Circular captioned “Fees Paid by Unaffiliated and Affiliated Third Parties to our Manager or Affiliates Related to Equity Investments”:

The following fees are not paid directly by us, and we will not be entitled to these fees. There are instances in which we are the sole member and have control of a third-party entity in which we invest and which will pay the following fees. In addition, the following fees reduce the amount of funds that are invested in the underlying real estate and/or the amount of funds available to pay distributions to us, thereby reducing our returns in that particular investment.

The actual amounts of the following fees are dependent on, among other things, real estate transaction sizes, property income and performance, and distributable cash. We cannot determine specific amounts that may be paid in the future at the present time.

● Technology Solution Fee – for any investors sourced from the Realty Mogul Platform in connection with a private placement, an amount equal to $1,500 per investor.

● Administration Solution Fee – for any investors sourced from the Realty Mogul Platform in connection with a private placement, an amount equal to $125 per investor per quarter.

● Property Management Fee – an amount up to 3% of effective gross revenue generated from a given property.

Management

Effective as of December 4, 2025, Matthew M. Wideman will no longer be serving as the Chief Executive Officer of the Company and the Manager and will be replaced by Christopher D. Wideman as the Chief Executive Officer of both the Company and the Manager, who is currently serving as the President and treasurer of the Company and the President of the Manager.